Regulatory Agreement for Multifamily Housing Projects

U.S. Department of Housing and Urban Development
Office of Housing
Federal Housing Commissioner



CERTIFIED TRUE COPY

3

Under Sections 207, 220, 221(d)(4), 231 and 232, Except Nonprofits

Project Number		Mortgagee
043-22031		RED MORTGAGE CAPITAL, INC., an Ohio corporation

Amount of Mortgage Note	Date
$1,863,800.00	as of June 26, 2008

Mortgage Recorded	State Ohio	County Clark	Date	Originally endorsed for insurance under Section
	Book 1852	Page 1537	contemporaneously herewith	232 pursuant to 223(f)

This Agreement entered into as of this _____ 26th _____ day of __June__ , 20 08 between
COMMUNITY'S HEARTH & HOME, LTD., an Ohio limited liability company whose address is _____ 5057 Troy Road, Springfield, Ohio 45502 _____

200800010741
Filed for Record in
CLARK COUNTY, OH
NANCY PENCE
06-25-2008 At 03:31 pm.
MISCELLANEO 116.00
OR Volume 1852 Page 1546 - 1558

their successors, heirs, and assigns (jointly and severally, hereinafter referred to as Owners) and the undersigned Secretary of Housing and Urban Development and his successors (hereinafter referred to as Secretary).

In consideration of the endorsement for insurance by the Secretary of the above described note or in consideration of the consent of the Secretary to the transfer of the mortgaged property or the sale and conveyance of the mortgaged property by the Secretary, and in order to comply with the requirements of the National Housing Act, as amended, and the Regulations adopted by the Secretary pursuant thereto, Owners agree for themselves, their successors, heirs and assigns, that in connection with the mortgaged property and the project operated thereon and so long as the contract of mortgage insurance continues in effect, and during such further period of time as the Secretary shall be the owner, holder or reinsurer of the mortgage, or during any time the Secretary is obligated to insure a mortgage on the mortgage property:

1. Owners, except as limited by paragraph 17 hereof, assume and agree to make promptly all payments due under the note and mortgage.

2. (a) Owners shall establish or continue to maintain a reserve fund for replacements by the allocation to such reserve fund in a separate account with the mortgagee or in a safe and responsible depository designated by the mortgagee, concurrently with the beginning of payments towards amortization of the principal of the mortgage insured or held by the Secretary of an amount equal to $ __1,666.67*__ per month unless a different date or amount is approved in writing by the Secretary.**

   Such fund, whether in the form of a cash deposit or invested in obligations of, or fully guaranteed as to principal by, the United States of America shall at all times be under the control of the mortgagee. Disbursements from such fund, whether for the purpose of effecting replacement of structural elements and mechanical equipment of the project or for any other purpose, may be made only after receiving the consent in writing of the Secretary. In the event that the owner is unable to make a mortgage note payment on the due date and that payment cannot be made prior to the due day of the next such installment or when the mortgagee has agreed to forgo making an election to assign the mortgage to the Secretary based on a monetary default, or to withdraw an election already made, the Secretary is authorized to instruct the mortgagee to withdraw funds from the reserve fund for replacements to be applied to the mortgage payment in order to prevent or cure the default. In addition, in the event of a default in the terms of the mortgage, pursuant to which the loan has been accelerated, the Secretary may apply or authorize the application of the balance in such fund to the amount due on the mortgage debt as accelerated.

(b) Where Owners are acquiring a project already subject to an insured mortgage, the reserve fund for replacements to be established will be equal to the amount due to be in such fund under existing agreements or charter provisions at the time Owners acquire such project, and payments hereunder shall begin with the first payment due on the mortgage after acquisition, unless some other method of establishing and maintaining the fund is approved in writing by the Secretary.

3. Real property covered by the mortgage and this agreement is described in Exhibit "A" attached hereto.

(This paragraph 4 is not applicable to cases insured under Section 232.)

4. (a) Owners shall make dwelling accommodation and services of the project available to occupants at charges not exceeding those established in accordance with a rental schedule approved in writing by the Secretary, for any project subject to regulation of rent by the Secretary. Accommodations shall not be rented for a period of less than thirty (30) days, or, unless the mortgage is insured under Section 231, for more than three years. Commercial facilities shall be rented for such use and upon such terms as approved by the Secretary. Subleasing of dwelling accommodations, except for subleases of single dwelling accommodations by the tenant thereof, shall be prohibited without prior written approval of Owners and the Secretary and any lease shall so provide. Upon discovery of any unapproved sublease, Owners shall immediately demand cancellation and notify the Secretary thereof.

(b) Upon prior written approval by the Secretary, Owners may charge to and receive from any tenant such amounts as from time to time may be mutually agreed upon between the tenant and the Owners for any facilities and/or services which may be furnished by the Owners or others to such tenant upon his request, in addition to the facilities and services included in the approved rental schedule. Approval of charges for facilities and services is not required for any project not subject to regulation of rent by the Secretary.

(c) For any project subject to regulation of rent by the Secretary, the Secretary will at any time entertain a written request for a rent increase properly supported by substantiating evidence and within a reasonable time shall:

* Equal portions of which are reserved for realty and for non-realty
** In addition, an initial deposit of $140,000 ($70,000 for realty, $70,000 for non-realty) shall be made to the Reserve Fund for Replacements account.

form HUD-92466 (11/2002)
ref Handbook 4571.1

(i) Approve a rental schedule that is necessary to compensate for any net increase, occurring since the last approved rental schedule, in taxes (other than income taxes) and operating and maintenance cost over which Owners have no effective control or;

(ii) Deny the increase stating the reasons therefor.

5. (a) If the mortgage is originally a Secretary-held purchase money mortgage, or is originally endorsed for insurance under any Section other than Sections 231 or 232 and is not designed primarily for occupancy by elderly persons, Owners shall not in selecting tenants discriminate against any person or persons by reason of the fact that there are children in the family.

(b) If the mortgage is originally endorsed for insurance under Section 221, Owners shall in selecting tenants give to displaced persons or families an absolute preference or priority of occupancy which shall be accomplished as follows:

(1) For a period of sixty (60) days from the date of original offering, unless a shorter period of time is approved in writing by the Secretary, all units shall be held for such preferred applicants, after which time any remaining unrented units may be rented to non-preferred applicants;

(2) Thereafter, and on a continuing basis, such preferred applicants shall be given preference over nonpreferred applicants in their placement on a waiting list to be maintained by the Owners; and

(3) Through such further provisions agreed to in writing by the parties.

(c) Without the prior written approval of the Secretary not more than 25% of the number of units in a project insured under Section 231 shall be occupied by persons other than elderly persons.

(d) All advertising or efforts to rent a project insured under Section 231 shall reflect a bona fide effort of the Owners to obtain occupancy by elderly persons.

6. Owners shall not without the prior written approval of the Secretary:

(a) Convey, transfer, or encumber any of the mortgaged property, or permit the conveyance, transfer or encumbrance of such property.

(b) Assign, transfer, dispose of, or encumber any personal property of the project, including rents, or pay out any funds except from surplus cash, except for reasonable operating expenses and necessary repairs.

(c) Convey, assign, or transfer any beneficial interest in any trust holding title to the property, or the interest of any general partner in a partnership owning the property, or any right to manage or receive the rents and profits from the mortgaged property.

(d) Remodel, add to, reconstruct, or demolish any part of the mortgaged property or subtract from any real or personal property of the project.

(e) Make, or receive and retain, any distribution of assets or any income of any kind of the project except surplus cash and except on the following conditions:

(1) All distributions shall be made only as of and after the end of a semiannual or annual fiscal period, and only as permitted by the law of the applicable jurisdiction;

(2) No distribution shall be made from borrowed funds, prior to the completion of the project or when there is any default under this Agreement or under the note or mortgage;

(3) Any distribution of any funds of the project, which the party receiving such funds is not entitled to retain hereunder, shall be held in trust separate and apart from any other funds; and

(4) There shall have been compliance with all outstanding notices of requirements for proper maintenance of the project.

(f) Engage, except for natural persons, in any other business or activity, including the operation of any other rental project, or incur any liability or obligation not in connection with the project.

(g) Require, as a condition of the occupancy or leasing of any unit in the project, any consideration or deposit other than the prepayment of the first month's rent plus a security deposit in an amount not in excess of one month's rent to guarantee the performance of the covenants of the lease. Any funds collected as security deposits shall be kept separate and apart from all other funds of the project in a trust account the amount of which shall at all times equal or exceed the aggregate of all outstanding obligations under said account.

(h) Permit the use of the dwelling accommodations or nursing facilities of the project for any purpose except the use which was originally intended, or permit commercial use greater than that originally approved by the Secretary.

7. Owners shall maintain the mortgaged premises, accommodations and the grounds and equipment appurtenant thereto, in good repair and condition. In the event all or any of the buildings covered by the mortgage shall be destroyed or damaged by fire or other casualty, the money derived from any insurance on the property shall be applied in accordance with the terms of the mortgage.

8. Owners shall not file any petition in bankruptcy or for a receiver or in insolvency or for reorganization or composition, or make any assignment for the benefit of creditors or to a trustee for creditors, or permit an adjudication in bankruptcy or the taking possession of the mortgaged property or any part thereof by a receiver or the seizure and sale of the mortgaged property or any part thereof under judicial process or pursuant to any power of sale, and fail to have such adverse actions set aside within forty-five (45) days.

9. (a) Any management contract entered into by Owners or any of them involving the project shall contain a provision that, in the event of default hereunder, it shall be subject to termination without penalty upon written request by the Secretary. Upon such request Owners shall immediately arrange to terminate the contract within a period of not more than thirty (30) days and shall make arrangements satisfactory to the Secretary for continuing proper management of the project.

(b) Payment for services, supplies, or materials shall not exceed the amount ordinarily paid for such services, supplies, or materials in the area where the services are rendered or the supplies or materials furnished.

(c) The mortgaged property, equipment, buildings, plans, offices, apparatus, devices, books, contracts, records, documents, and other papers relating thereto shall at all times be maintained in reasonable condition for proper audit and subject to examination and inspection at any reasonable time by the Secretary or his duly authorized agents. Owners shall keep copies of all written contracts or other instruments which affect the mortgaged property, all or any of which may be subject to inspection and examination by the Secretary or his duly authorized agents.

form HUD-92466 (11/2002)
ref Handbook 4571.1

(d) The books and accounts of the operations of the mortgaged property and of the project shall be kept in accordance with the requirements of the Secretary.

(e) Within sixty (60) days following the end of each fiscal year the Secretary shall be furnished with a complete annual financial report based upon an examination of the books and records of mortgagor prepared in accordance with the requirements of the Secretary, prepared and certified to by an officer or responsible Owner and, when required by the Secretary, prepared and certified by a Certified Public Accountant, or other person acceptable to the Secretary.

(f) At request of the Secretary, his agents, employees, or attorneys, the Owners shall furnish monthly occupancy reports and shall give specific answers to questions upon which information is desired from time to time relative to income, assets, liabilities, contracts, operation, and condition of the property ad the status of the insured mortgage.

(g) All rents and other receipts of the project shall be deposited in the name of the project in a financial institution, whose deposits are insured by an agency of the Federal Government. Such funds shall be withdrawn only in accordance with the provisions of this Agreement for expenses of the project or for distributions of surplus cash as permitted by paragraph 6(e) above. Any Owner receiving funds of the project other than by such distribution of surplus cash shall immediately deposit such funds in the project bank account and failing so to do in violation of this Agreement shall hold such funds in trust. Any Owner receiving property of the project in violation of this Agreement shall hold such funds in trust. At such time as the Owners shall have lost control and/or possession of the project, all funds held in trust shall be delivered to the mortgagee to the extent that the mortgage indebtedness has not been satisfied.

(h) If the mortgage is insured under Section 232:

(1) The Owners or lessees shall at all times maintain in full force and effect from the state or other licensing authority such license as may be required to operate the project as a nursing home and shall not lease all or part of the project except on terms approved by the Secretary.

(2) The Owners shall suitably equip the project for nursing home operations.

(3) The Owners shall execute a Security Agreement and Financing Statement (or other form of chattel lien) upon all items of equipment, except as the Secretary may exempt, which are not incorporated as security for the insured mortgage. The Security Agreement and Financing Statement shall constitute a first lien upon such equipment and shall run in favor of the mortgagee as additional security for the insured mortgage.

(i) If the mortgage is insured under Section 231, Owners or lessees shall at all times maintain in full force and effect from the state or other licensing authority such license as may be required to operate the project as housing for the elderly.

*(4)

10. Owners will comply with the provisions of any Federal, State, or local law prohibiting discrimination in housing on the grounds of race, color, religion or creed, sex, or national origin, including Title VIII of the Civil Rights Act of 1968 (Public Law 90-284; 82 Stat. 73), as amended, Executive Order 11063, and all requirements imposed by or pursuant to the regulations of the Department of Housing and Urban Development implementing these authorities (including 24 CFR Parts 100, 107 and 110, and Subparts I and M of Part 200).

11. Upon a violation of any of the above provisions of this Agreement by Owners, the Secretary may give written notice thereof, to Owners, by registered or certified mail, addressed to the addresses stated in this Agreement, or such other addresses as may subsequently, upon appropriate written notice thereof to the Secretary, be designated by the Owners as their legal business address. If such violation is not corrected to the satisfaction of the Secretary within thirty (30) days after the date such notice is mailed or within such further time as the Secretary determines is necessary to correct the violation, without further notice the Secretary may declare a default under this Agreement effective on the date of such declaration of default and upon such default the Secretary may:

(a) (i) If the Secretary holds the note - declare the whole of said indebtedness immediately due and payable and then proceed with the foreclosure of the mortgage;

(ii) If said note is not held by the Secretary - notify the holder of the note of such default and request holder to declare a default under the not and mortgage, and holder after receiving such notice and request, but not otherwise, at its option, may declare the whole indebtedness due, and thereupon proceed with foreclosure of the mortgage, or assign the note and mortgage to the Secretary as provided in the Regulations;

(b) Collect all rents and charges in connection with the operation of the project and use such collections to pay the Owners' obligations under this Agreement and under the note and mortgage and the necessary expenses of preserving the property and operating the project.

(c) Take possession of the project, bring any action necessary to enforce any rights of the Owners growing out of the project operation, and operate the project in accordance with the terms of this Agreement until such time as the Secretary in his discretion determines that the Owners are again in a position to operate the project in accordance with the terms of this Agreement and in compliance with the requirements of the note and mortgage.

(d) Apply to any court, State or Federal, for specific performance of this Agreement, for an injunction against any violation of the Agreement, for the appointment of a receiver to take over and operate the project in accordance with the terms of the Agreement, or for such other relief as may be appropriate, since the injury to the Secretary arising from a default under any of the terms of this Agreement would be irreparable and the amount of damage would be difficult to ascertain.

12. As security for the payment due under this Agreement to the reserve fund for replacements, and to secure the Secretary because of his liability under the endorsement of the note for insurance, and as security for the other obligations under this Agreement, the Owners respectively assign, pledge and mortgage to the Secretary their rights to the rents, profits, income and charges of whatsoever sort which they may receive or be entitled to receive from the operation of the mortgaged property, subject, however, to any assignment of rents in the insured mortgage referred to herein. Until a default is declared under this Agreement, however, permission is granted to Owners to collect and retain under the provisions of this Agreement such rents, profits, income, and charges, but upon default this permission is terminated as to all rents due or collected thereafter.

*9. (h)(4) The Owner and/or Lessee and/or Operator and/or Management Agent, as applicable, shall maintain the requisite level of professional liability insurance as determined by the Commissioner. Annually, the mortgagor shall ensure that the Lessee/Operator/Management Agent as applicable, provides to HUD a certification of compliance with HUD's professional liability insurance requirements.

13. As used in this Agreement the term:

(a) "Mortgage" includes "Deed of Trust", "Chattel Mortgage", "Security Instrument", and any other security for the note identified herein, and endorsed for insurance or held by the Secretary;

(b) "Mortgagee" refers to the holder of the mortgage identified herein, its successors and assigns;

(c) "Owners" refers to the persons named in the first paragraph hereof and designated as Owners, their successors, heirs and assigns;

(d) "Mortgaged Property" includes all property, real, personal or mixed, covered by the mortgage or mortgages securing the note endorsed for insurance or held by the Secretary;

(e) "Project" includes the mortgaged property and all its other assets of whatsoever nature or wheresoever situate, used in or owned by the business conducted on said mortgaged property, which business is providing housing and other activities as are incidental thereto;

(f) "Surplus Cash" means any cash remaining after:

(1) the payment of:

(i) All sums due or currently required to be paid under the terms of any mortgage or note insured or held by the Secretary;

(ii) All amounts required to be deposited in the reserve fund for replacements;

(iii) All obligations of the project other than the insured mortgage unless funds for payment are set aside or deferment of payment has been approved by the Secretary; and

(2) the segregation of:

(i) An amount equal to the aggregate of all special funds required to be maintained by the project; and

(ii) All tenant security deposits held.

(g) "Distribution" means any withdrawal or taking of cash or any assets of the project, including the segregation of cash or assets for subsequent withdrawal within the limitations of Paragraph 6(e) hereof, and excluding payment for reasonable expenses incident to the operation and maintenance of the project.

18. Bed Authority. Prior written Commissioner approval shall be required in connection with any modification in bed authority of the facility.

(h) "Default" means a default declared by the Secretary when a violation of this Agreement is not corrected to his satisfaction within the time allowed by this Agreement or such further time as may be allowed by the Secretary after written notice;

(i) "Section" refers to a Section of the National Housing Act, as amended.

(j) "Displaced persons or families" shall mean a family or families, or a person, displaced from an urban renewal area, or as the result of government action, or as a result of a major disaster as determined by the President pursuant to the Disaster Relief Act of 1970.

(k) "Elderly person" means any person, married or single, who is sixty-two years of age or over.

14. This instrument shall bind, and the benefits shall inure to, the respective Owners, their heirs, legal representatives, executors, administrators, successors in office or interest, and assigns, and to the Secretary and his successors so long as the contract of mortgage insurance continues in effect, and during such further time as the Secretary shall be the owner, holder, or reinsurer of the mortgage, or obligated to reinsure the mortgage.

15. Owners warrant that they have not, and will not, execute any other agreement with provisions contradictory of, or in opposition to, the provisions hereof, and that, in any event, the requirements of this Agreement are paramount and controlling as to the rights and obligations set forth and supersede any other requirements in conflict therewith.

16. The invalidity of any clause, part or provisions of this Agreement shall not affect the validity or the remaining portions thereof.

17. The following Owners: See below.

Do not assume personal liability for payments due under the note and mortgage, or for the payments to the reserve for replacements, or for matters not under their control, provided that said Owners shall remain liable under this Agreement only with respect to the matters hereinafter stated; namely:

(a) for funds or property of the project coming into their hands which, by the provisions hereof, they are not entitled to retain; and

(b) for their own acts and deeds or acts and deeds of others which they have authorized in violation of the provisions hereof.

(To be executed with formalities for recording a deed to real estate.)

17. continued.

COMMUNITY'S HEARTH & HOME, LTD., an Ohio limited liability company, and all present and future officers, directors and members thereof

See Exhibits "A" and "B" attached hereto and made a part hereof.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

COMMUNITY'S HEARTH & HOME, LTD.
an Ohio limited liability company

By:

David A. Tenwick
Manager

By: _____

Rene Suntay
Manager

[ACKNOWLEDGEMENTS FOLLOW ON THE NEXT PAGE]

STATE OF OHIO   ]
                         ] ss:

COUNTY OF _FrAnKLin_   ]

      On this 24ᵀʰ day of June, 2008 before me, the undersigned, personally appeared David A. Tenwick, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual and corporation executed the instrument; as his free act and deed, and the free act and deed of said corporation.

      IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official the day and year in this Certificate first above written.



_____
                            Notary Public

My Commission Expires: _____



CHRISTOPHER J. DUSSEAU
ATTORNEY AT LAW
Notary Public, State of Ohio
My Commission Has No Expiration Date
Section 147.03 ORC

STATE OF ILLINOIS   ]
                       ] ss:

COUNTY OF COOK   ]

      On this ___ day of June, 2008 before me, the undersigned, personally appeared Rene Suntay, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual and corporation executed the instrument; as his free act and deed, and the free act and deed of said corporation.

      IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official the day and year in this Certificate first above written.

_____
                            Notary Public

My Commission Expires: _____

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

COMMUNITY'S HEARTH & HOME, LTD.
an Ohio limited liability company

By: _____
　　　　David A. Tenwick
　　　　Manager

By:
　　　　Rene Suntay
　　　　Manager

[ACKNOWLEDGEMENTS FOLLOW ON THE NEXT PAGE]

STATE OF OHIO]
] ss:
COUNTY OF _____]

On this ___ day of June, 2008 before me, the undersigned, personally appeared David A. Tenwick, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual and corporation executed the instrument; as his free act and deed, and the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official the day and year in this Certificate first above written.

_____
Notary Public

My Commission Expires: _____

STATE OF ILLINOIS]
] ss:
COUNTY OF COOK]

On this 23 day of June, 2008 before me, the undersigned, personally appeared Rene Suntay, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual and corporation executed the instrument; as his free act and deed, and the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official the day and year in this Certificate first above written.



OFFICIAL SEAL
BRENDA BEECHAM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-9-2009

_____
Notary Public

My Commission Expires: _____

SECRETARY OF HOUSING AND URBAN
DEVELOPMENT ACTING BY AND
THROUGH THE FEDERAL HOUSING
COMMISSIONER



By: _____
Authorized Agent

STATE OF OHIO]
] ss:
COUNTY OF _FRANKLIN_]

On this 24 day of April, 2008, before me, a Notary Public in and for the said County and State, duly commissioned and sworn, personally appeared _JOHN M. WARNER_, known to me to be the duly appointed Authorized Agent of and the person who executed the foregoing instrument and acknowledged execution and delivery of the aforesaid instrument for and on behalf of the Federal Housing Commissioner, for the purposes therein expressed.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official the day and year in this Certificate first above written.

_____
Notary Public

My Commission Expires: _____



WILLIAM W. CUSACK
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

**I HEREBY CERTIFY THAT THE FOREGOING
INSTRUMENT WAS PREPARED BY:**

E. Joseph Knoll, Esq.
Krooth & Altman LLP
1850 M Street, NW
Suite 400
Washington, D.C. 20036

EXHIBIT "A"

Parcel I:

Situate in the City of Springfield, County of Clark and State of Ohio, and bounded and described as follows:

Tract I: Being part of the southeast quarter of Section 6, Town 4, Range 9, M.R.S. and being part of the premises heretofore conveyed and recorded in Volume 47, page 419, of the Deed Records of said county, and being the west half of the following property, the title to which was acquired by David Warfield under Will of Charles Warfield which Will is recorded in Volume 22, page 115, of Will Records of said County.

Beginning at a stake in the southeast corner of Frank J. Egger's lot in the north line of a fifty (50) foot street; thence with the north marginal line of said street, S. 86° 30' E. 5.44 poles to a stone in said line; thence N. 3° E. 14.72 poles to a stone in Leonard Sheaff's south boundary line; thence with said line N. 86° W. 5.44 poles to a stake in said line and at L. Dillahunt's northeast corner; thence with her east line and with Frank J. Egger's east line S. 3° W. 14.66 poles to the place of beginning.

Tract II: Being part of the southeast ¼ of Section 6, Town 4, Range 9, M.R.S. and being more particularly described as follows:

Beginning at an iron pipe on the north line of Harding Road, said iron pipe being South 85° 34' East 100 feet from an iron pipe at the point of intersection of the north line of Harding Road with the east line of St. Paris Road; thence on a line parallel with the east line of St. Paris Road, North 4° 53' east 100 feet to an iron pipe; thence on a line parallel with the north line of Harding Road, South 85° 34' east 80.7 feet to an iron pipe in the Horace L. Heistand east line; thence with said east line South 5° 09' west 100 feet to an iron pipe in the north line of Harding Road; thence with the north line of Harding Road north 85° 34' west 80.2 feet to the place of beginning.

Tract III: Being part of the southeast quarter of Section 6, Town 4, Range 9, M.R.S. and being more particularly described as:

Beginning at an iron pipe at the intersection of the north line of Harding Road with the east line of St. Paris Road; thence with the east line of said St. Paris Road, N. 4° 3' E. 100 ft. to another iron pipe; thence on a line parallel with the north line of Harding Road S. 85° 34' E. 100 ft. to an iron pipe; thence on a line parallel with the east line of St. Paris Pike S. 4° 53' W. 100 ft. to an iron pipe in the north line of Harding Road; thence with the north line of Harding Road N. 85° 34' W. 100 feet to the place of beginning.

Tract IV: Being part of the southeast one-quarter (1/4) of Section 6, Town 4, Range 9, M.R.S. and being more particularly described as follows:

Beginning at an iron pipe in the east line of St. Paris Road where said east line is crossed and intersected by the north line of said quarter section, from said iron pipe a concrete monument bears north 86° 00' west 30 feet distant; thence with the north line of said quarter section south 86° 00' east 181.35 feet to a concrete monument at Horace L. Heistand and Anna M. Heistand's northeast corner; thence with Horace L. Heistand and Anna M. Heistand's east line south 5° 09' west 72.0 feet to an iron pipe; thence on a line parallel with the north line of said quarter section north 86° 00' west

181.02 feet to an iron pipe on the east line of St. Paris Road; thence with the east line of said road north 4° 53' east 72.0 feet to the place of beginning.

Tract V: Being part of the southeast quarter of Section 6, Township 4, Range 9, M.R.S. and being more particularly described as follows:

Beginning at an iron pipe in the east line of St. Paris Road, from said iron pipe another iron pipe at the point of intersection on the east line of St. Paris Road with north line of said quarter section bears north 4° 53' east 72.0 feet distance; thence on a line parallel with the north line of said quarter section south 86° 00' east 181.02 feet to an iron pipe in the former grantor's east line; thence with said east line south 5° 09' west 70.1 feet to another iron pipe; thence on a line parallel with the north line of Harding Road north 85° 34' west 180.70 feet to an iron pipe on the east line of St. Paris Road; thence with the east line of St. Paris Road, north 4° 53' east 68.7 feet to the place of beginning.

EXHIBIT "A"

<u>Parcel II</u>

Situated in the City of Springfield (formerly Moorefield Township), in the County of Clark and State of Ohio, and bounded and described as follows:

Being Lots Numbered 17324, 17325 and 17326 as the same are numbered and designated on the Plat of Imperial Village Section Number Seven, which plat is recorded in Volume 13, page 50, of the Plat Records of Clark County, Ohio.

Also, being the North one-half (1/2) of Lot Numbered 17323 as the same is numbered and designated on the Plat of Imperial Village Section Number Seven, which plat is recorded in Volume 13, page 50, of the Plat Records of Clark County, Ohio; and being more particularly described as follows:

Situate in the State of Ohio, County of Clark, and within the corporate limits of the City of Springfield, and being the north half of Lot 17323 as numbered and designated on the plat of Imperial Village Section 7, recorded Volume 13 page 50 of the plat records of Clark County, Ohio, described as follows:

Beginning at a 5/8" re-bar with plastic cap (set) at the northeasterly corner of lot 17323 as numbered and designated on the plat of Imperial Village Section 7, recorded Volume 13 page 50 of the plat records of Clark County, Ohio;

Thence with the east line of said lot 17323, the same being the west line of El Camino Drive (50' right-of-way), South 1 degree 25 minutes 12 seconds West, 50.00 feet to a 5/8" re-bar with plastic cap (set);

Thence, North 88 degrees 34 minutes 48 seconds West, 155.00 feet to a 5/8" re-bar with a plastic cap (set);

Thence with the West line of said lot 17323, North 1 degrees 25 minutes 12 seconds East, 50.00 feet to a point;

Thence with the south line of lot 17324 as numbered and designated on the plat of Imperial Village Section 7, recorded volume 13 page 50 of the plat records of Clark County, Ohio, South 88 degrees 34 minutes 48 seconds East 155.00 feet to the point of beginning and containing 0.178 acre, subject, however, to all rights-of-way, easements and restrictions of record.

The above description is based on an actual field survey dated June 23, 1997 by Terry A. Hoppes, Professional Surveyor No. 6352. Basis of bearings is North 1 degrees 25 minutes 12 seconds East on the centerline of El Camino Drive per the plat of Imperial Village Section 7, *with updates (italicized text) to legal provided by Steven L. Lamphear, Ohio P.S. 7876 on June 9, 2008.*

EXHIBIT "B" TO
REGULATORY AGREEMENT

Community's Hearth and Home of Springfield
FHA Project No. 043-22031
Springfield, Clark County, Ohio

The Owner, its successors and assigns, shall not, without the prior written approval of the Secretary, transfer, assign, encumber, or alienate from the project in any manner whatsoever the Nursing Home License (the "NHL"), the Certificate of Need ("CON"), the Medicaid/Medicare Provider Agreement ("PA") and/or the Residential Care Facility License (the "RCFL") to be issued and/or granted by the State of Ohio, Department of Health ("ODH").

The Mortgage Deed, together with the Security Agreement and the Financing Statements filed in connection herewith, and incorporated herein by reference, shall constitute a first lien upon the said NHL, CON, PA and RCFL. However, in the event of either a default under the Regulatory Agreement or Note or Mortgage securing same which results in an assignment of the Note and Mortgage Deed to the Secretary, the Owner shall cooperate in any legal and lawful manner necessary or required to permit the Secretary to continue to operate and maintain the mortgaged property as Nursing Home in the Owner's name, place and stead under the said NHL, CON, PA and RCFL. For the intents and purposes herein, Owner hereby irrevocably nominates and appoints the Secretary, his/her successors and assigns, as its attorney-in-fact coupled with an interest to do all things necessary, including but not limited to, provide any and all information and data, pay such fees as may be required and execute and sign in the name of Owner, their successors or assigns, required by ODH or any other governmental entity exercising jurisdiction over nursing homes and residential care facilities, any and all documents necessary to operate the mortgaged property as a Nursing Home under the NHL and a Residential Care Facility under the RCFL.

FHA FORM NO. 4165-D
(CORPORATE)
Rev. November 1974

COPY

MORTGAGE NOTE

$1,863,800.00

Springfield, Ohio
As of June 26, 2008

FOR VALUE RECEIVED, the undersigned, **COMMUNITY'S HEARTH & HOME, LTD.**, an Ohio limited liability company, promises to pay to **RED MORTGAGE CAPITAL, INC.**, an Ohio corporation, at its principal office at Two Miranova Place, 12th Floor, Columbus, Ohio 43215 or at such other place as may be designated in writing by the holder of this Mortgage Note, the principal sum of **ONE MILLION EIGHT HUNDRED SIXTY-THREE THOUSAND EIGHT HUNDRED AND 00/100THS DOLLARS ($1,863,800.00)**, with interest thereon from the date hereof at the rate of six and sixty-five one-hundredths per centum (6.65%) per annum on the unpaid balance until paid. The principal and interest shall be payable in monthly installments as follows:

> Interest alone shall be due and payable on the first day of July, 2008. Thereafter, commencing on the first day of August 2008, installments of principal and interest shall be due and payable in the sum of Eleven Thousand Four Hundred Fifty-Two and 86/100ths Dollars ($11,452.86) each, such payments to continue monthly thereafter on the first day of each succeeding month until the entire indebtedness has been paid in full. In any event, the balance of principal (if any) remaining unpaid, plus accrued interest, shall be due and payable on July 1, 2043. The installments of principal and interest shall be applied first to interest at the rate aforesaid upon the principal sum or so much thereof as shall from time to time remain unpaid, and the balance thereof shall be applied on account of principal.

This Mortgage Note is secured by a Mortgage Deed upon real estate in Springfield, Clark County, Ohio, and is to be construed according to the laws of the State of Ohio.

If default be made in the payment of any installment under this Mortgage Note, and if such default is not made good prior to the due date of the next such installment, the entire principal sum and accrued interest shall at once become due and payable without notice, at the option of the holder of this Mortgage Note. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default. In the event of default in the payment of this Mortgage Note, and if the same is collected by an attorney at law, the undersigned hereby agree(s) to pay all costs of collection, including a reasonable attorney's fee.

In the event any installment or part of any installment due hereunder becomes delinquent for more than fifteen (15) days, there shall be due, at the option of the holder, in addition to other sums due hereunder, a sum equal to two percent (2%) of the amount of such installment of principal and interest so delinquent. Whenever under the law of the jurisdiction where the property is located, the amount of any such late charge is considered to be additional interest, this provision shall not be effective if the rate of interest specified in this Mortgage Note, together with the amount of the late charge, would aggregate an amount in excess of the maximum rate of interest permitted and would constitute usury.

Prepayment of this Mortgage Note is subject to the terms and provisions set forth in the Allonge #1 attached hereto and incorporated herein by this reference.

All parties to this Mortgage Note, whether principal, surety, guarantor, or endorser hereby waive presentment for payment, demand, protest, notice of protest, and notice of dishonor.

Notwithstanding any other provision contained in this Mortgage Note, it is agreed that the execution of this Mortgage Note shall impose no personal liability on the maker hereof for payment of the indebtedness evidenced hereby and in the event of a default, the holder of this Mortgage Note shall look solely to the property described in the Mortgage Deed and to the rents,

issues and profits therefore in satisfaction of the indebtedness evidenced hereby and will not seek or obtain any deficiency or personal judgment against the maker hereof except such judgment or decree as may be necessary to foreclose and bar its interest in the property and all other property mortgaged, pledged, conveyed or assigned to secure payment of this Mortgage Note except as set out in the Mortgage Deed of even date given to secure this indebtedness.

Signed and sealed the day and year first above written.

COMMUNITY'S HEARTH & HOME, LTD.
an Ohio limited liability company

By:
David A. Tenwick
Manager

By:
Rene Suntay
Manager

ACKNOWLEDGMENT

THIS IS TO CERTIFY that this is the Mortgage Note described in and secured by a Mortgage Deed of even date herewith and in the same principal amount as herein stated and secured by real estate situated in Springfield, Clark County, Ohio.

Dated as of this _24_ day of June, 2008.

[SEAL]

My Commission Expires: _3-6-201(_

Cherie B Hartsough
Notary Public



CHERIE B. HARTSOUGH
Notary Public, State of Ohio
My Commission Expires 03-06-11

STATE OF OHIO

LOAN NO. 043-22031

Mortgage Note

COMMUNITY'S HEARTH & HOME, LTD.

TO

RED MORTGAGE CAPITAL, INC.

No. 043-22031

Insured under §232/223(f) of the National Housing Act and Regulations thereunder

In effect on __February 8, 2008__ .

~~To the extent of advances approved by the Secretary of Housing and Urban Development acting by and through the Federal Housing Commissioner~~

~~By~~ _____
~~(Authorized Agent)~~

~~Date~~ _____

A total sum of $1,863,800.00 has been approved for Insurance hereunder by the Secretary of Housing and Urban Development acting by and through the Federal Housing Commissioner

By ʟ _____
(Authorized Agent)

Date June 26, 2008

ALLONGE #1
TO MORTGAGE NOTE OF
COMMUNITY'S HEARTH & HOME, LTD.
("Maker")
TO
RED MORTGAGE CAPITAL, INC. ("Holder")
IN THE ORIGINAL PRINCIPAL SUM OF $1,863,800.00
DATED AS OF JUNE 26, 2008

1.   Except as provided in Paragraphs 2, and 3 below, Maker may not prepay any sums due under this Mortgage Note (the "Note") prior to August 1, 2011. Commencing on August 1, 2011, Maker may prepay, upon thirty (30) days advance written notice to the holder, the indebtedness evidenced by this Note, in whole or in an amount equal to one or more monthly installments of the principal next due, on the last day of any month, provided such prepayment is accompanied by the applicable prepayment premium (expressed as a percentage of the principal amount so prepaid) set forth below:

Prepayment Period	Prepayment Premium
August 1, 2011 through July 31, 2012	7%
August 1, 2012 through July 31, 2013	6%
August 1, 2013 through July 31, 2014	5%
August 1, 2014 through July 31, 2015	4%
August 1, 2015 through July 31, 2016	3%
August 1, 2016 through July 31, 2017	2%
August 1, 2017 through July 31, 2018	1%
August 1, 2018 and thereafter	None

All such prepayments, including the principal sum so prepaid, interest thereon to and including the date of such prepayment and the prepayment premium due in connection therewith, shall be in immediately available Federal Funds.

2.   Notwithstanding any prepayment prohibition imposed and/or premium required by Paragraph 1 of this Allonge #1 with respect to voluntary prepayments made prior to August 1, 2017, the indebtedness may be prepaid in part or in full on the last or first day of any calendar month without the consent of the mortgagee and without prepayment premium if HUD determines that prepayment will avoid a mortgage insurance claim and is therefore in the best interest of the Federal Government.

3.   The provisions of Paragraph 1 of this Allonge #1 shall not apply and no prepayment premium shall be collected by the holder with respect to any prepayment which is made by or on behalf of Maker from insurance proceeds as a result of damage to the property or condemnation awards which may, at the option of the holder, be applied to reduce the indebtedness evidenced by the Mortgage Note pursuant to the terms of the Mortgage given of even date to secure the indebtedness evidenced by the Mortgage Note to which this Allonge is attached.

<u>MAKER:</u>
COMMUNITY'S HEARTH & HOME, LTD.
an Ohio limited liability company

By:
David A. Tenwick
Manager

By:
Rene Suntay
Manager

END OF ALLONGE #1